

13003307

No Act 11/4/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2013

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 12-30-13

Bruce G. Leto
Stradley Ronon Stevens & Young, LLP
bleto@stradley.com

Re: Franklin Resources, Inc.
Incoming letter dated November 4, 2013

Dear Mr. Leto:

This is in response to your letters dated November 4, 2013 and December 5, 2013 concerning the shareholder proposal submitted to Franklin by William L. Rosenfeld. We also have received letters from the proponent dated November 25, 2013 and December 10, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: William L. Rosenfeld
*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Franklin Resources, Inc.
Incoming letter dated November 4, 2013

The proposal requests that the board institute transparent procedures to prevent holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights.

We are unable to concur in your view that Franklin may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Franklin may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Franklin may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the portions of the supporting statement you reference impugn character, integrity or personal reputation, or make charges concerning improper, illegal or immoral conduct or associations, without factual foundation, in violation of rule 14a-9. In addition, we are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Franklin may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Franklin may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Franklin may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Franklin may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on the significant policy issue of human rights and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Franklin may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Franklin may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Franklin's policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that Franklin has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Franklin may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 10, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Franklin Resources, Inc.

Dear Sir or Madam:

I am writing again as the proponent of a shareholder proposal (the "Proposal") that was made to Franklin Resources, Inc. (the "Company") and previously addressed in no action request letters from the Company dated November 4, 2013 (the "First Request") and December 5, 2013 (the "Second Request") and my reply dated November 25, 2013 (the "Initial Reply").

The Company would have you believe that the Initial Reply and the Proposal "materially misstate[] and omit[] the fiduciary duty owed by the subsidiaries of the Company that are registered investment advisors" and that the Proposal would result in violation of the Investment Advisers Act of 1940 by subsidiaries of the Company. Neither assertion is true.

The Initial Reply and the Proposal each address the fiduciary duty limitations to implementation of the Proposal. Page 9 of the Initial Reply explains that the Proposal and its supporting statement implicitly recognize that the Company's subsidiaries owe a fiduciary duty to their clients and explains how implementation of the Proposal would not result in a violation of that duty. The Second Request acknowledges the foregoing and on page 3 quotes from the Initial Reply that the Proposal should be read as requesting that the Company's Board of Directors institute procedures consistent with the fiduciary duties of the subsidiaries under federal law. However, the Second Request then criticizes the Proposal for not making specific reference to those duties.[1] The Second Request ignores my offer, which appears in the paragraph immediately preceeding the quoted language, "to clarify the Proposal if the recognition of those fiduciary duties in any Board adopted procedures is not sufficiently clear." I continue to believe that one should be able to assume that the Board will act reasonably in implementing

[1] The Second Request quotes the Initial Reply out of context when claiming that lack of reference to fiduciay duty in the statement about the nature of the parent/subsidiary relationship constituted a material omission. From the context of the statement it is clear that reference to the fiduciary duty of the subsidiaries was not relevant. The fiduciary duty of subsidiaries was expressly addressed and acknowledged elsewhere in the Initial Reply. The quoted language was instead responding to the Company's unusual argument, which made no reference to fiduciary duty, that a holding company can't implement a proposal through its subsidiaries.

the Proposal, taking the fiduciary duty of its subsidiaries into account, just as it would take into account the contractual obligations owed by those subsidiaries, without need to make express reference to the fiduciary duty or contractual obligations. That said, I repeat my offer to revise the Proposal to make express reference to the fiduciary duty of the subsidiaries.

The Proposal can be implemented without any violation of law, as implicitly recognized by the Company. In contending that it had substantially implemented the Proposal, the Company cited in the First Request to its adoption of the United Nations' Principles for Responsible Investing, in which it "committed" to following the UN Principles "where consistent with our fiduciary responsibilities." It also argued that the investment adviser subsidiaries take human rights issues into consideration as part of their overall investment management process, and consider those issues when relevant to making investment decisions on behalf of their clients. While I do not believe that the adoption of a statement of general principles constitutes substantial implementation of the Proposal for reasons stated in the Initial Reply, the Company's favorable citation of such adoption clearly illustrates that the Company believes its investment adviser subsidiaries can take social issues into account while still complying with their fiduciary duty.

Finally, the Second Request ignores the Proposal's disclosure requirement. Because I recognized that the fiduciary duty of the investment advisor subsidiaries could preclude eliminating investments in companies that support genocide, the Proposal expressly states that the procedures adopted by the Board "should provide for prominent disclosure to help shareholders avoid unintentionally holding such investments" if such investments are held. The Proposal is intended to permit shareholders to express their views on the Company's investing or recommending investments in companies that support genocide while recognizing the limitations inherent to implementation. If, after implementation of the Proposal, the Company still held or recommended investments in companies that support genocide, the Proposal would require prominent disclosure. Stockholders and others would then be fully informed so they could decide whether or not to invest in the Company if they desire not to support genocide.

Thank you for your consideration.

Sincerely,



William L. Rosenfeld
Proponent

Law Offices
Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
215.564.8000

December 5, 2013

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Franklin Resources, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934 and Request for No-Action Ruling

Ladies and Gentlemen:

We serve as counsel to Franklin Resources, Inc., a Delaware corporation (the "Company"). The Company received a shareholder proposal and supporting statement (collectively, the "Proposal") for inclusion in the Company's 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials") from William L. Rosenfeld (the "Proponent") by letter received by the Company on September 23, 2013. The Company notified the staff of the Division of Corporate Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") of its intention to exclude the Proposal by a letter dated November 4, 2013 (the "Company Request Letter"). The Proponent replied with a letter dated November 25, 2013 (the "Proponent Reply Letter").

The purpose of this letter is to supplement the arguments already made on behalf of the Company in the Company Request Letter by addressing several material misstatements and omissions contained in the Proponent Reply Letter concerning the specific fiduciary duties of registered investment advisers. This letter does not address the other arguments in the Proponent Reply Letter that are covered in the Company Request Letter.

The Proponent Reply Letter and the Proposal, including the supporting statement, materially misstates and omits the fiduciary duty owed by the subsidiaries of the Company that are registered investment advisers (the "FTI Advisers") to their clients, including the funds advised by the FTI Advisers (collectively, "Clients"). This fiduciary duty justifies exclusion of the Proposal as a violation of law under Rule 14a-8(i)(2), as not within the power or authority of the Company under Rule 14a-8(i)(6), and as an interference with the FTI Advisers' day-to-day investment operations under Rule 14a-8(i)(7).

The Proponent Reply Letter states:

> The nature of a parent/subsidiary relationship is such that the parent ultimately controls its subsidiaries. There is nothing to suggest that the relationship between the Company and its subsidiaries is any different.

This statement materially omits the fundamental legal principle that investment advisers owe a fiduciary duty to their clients under Section 206 of the Investment Advisers Act of 1940 (the "Advisers Act"), and that fiduciary duty may not be subordinated to the interests of other parties, including direct or indirect owners of the adviser. As the U.S. Supreme Court stated in *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 191 (1963):

> The Investment Advisers Act of 1940 thus reflects a congressional recognition "of the delicate fiduciary nature of an investment advisory relationship," as well as a congressional intent to eliminate, or at least to expose, all conflicts of interest which might incline an investment adviser – consciously or unconsciously – to render advice which was not disinterested. (internal citations omitted).

This fiduciary duty is what is "different" about the relationship between the Company and the FTI Advisers. Contrary to the assertion in the Proponent Reply Letter, the Company does *not* indirectly exercise investment discretion through the FTI Advisers. Rather, the fiduciary obligations imposed by the Advisers Act directly on the FTI Advisers require that each FTI Adviser exercises its fiduciary investment discretion independently of the Company. This distinction is not "hypertechnical," as asserted in the Proponent Reply Letter, because the fiduciary duty imposed by the Advisers Act applies solely to the FTI Advisers; it does not apply to the Company, the Company's Board of Directors (the "Board"), or the Company's shareholders.[1]

The Proposal therefore creates precisely the kind of conflict of interest that the courts and the Commission have historically and consistently considered to be a breach of fiduciary duty: placing the agenda of an indirect owner of an investment adviser (in the present case, a shareholder of the Company) above the interests of the adviser's clients. The Proposal imposes criteria for investment selection advocated by the Proponent – who has no fiduciary duty to the FTI Advisers' Clients – that displaces the fiduciary investment discretion of the FTI Advisers. This places the FTI Advisers in a classic conflict of interest: their own fiduciary determination that particular investments are in the best interests of their Clients, versus the agenda of a Company shareholder that such investments be "avoided."

The no-action letters cited in the Proponent Reply Letter are irrelevant, because they do not address the issue of an investment adviser's fiduciary duty to act in the best interests of its clients and the related potential conflict raised by making investment decisions based on other criteria or interests. The shareholder proposals at issue in *Fidelity Funds* (Jan. 22, 2008) and *ING Emerging Countries Fund* (May 7, 2012) were directed at investment companies, not their

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[1] While this fiduciary duty may not necessarily apply to the Company's proprietary investments, the Proponent Reply Letter makes clear that the Proposal is targeted to investment vehicles advised by the FTI Advisers.

investment advisers. As such, those letters did not raise the issue of an investment adviser's fiduciary duties under the Advisers Act. Likewise, the shareholder proposal at issue in *JPMorgan Chase & Co.* (Mar. 8, 2011) was directed at a company that acted as a custodian, securities lending agent, and beneficial shareholder, among other things. These lines of business are not subject to the fiduciary obligations imposed by the Advisers Act on investment advisers, and that issue was therefore not addressed. Accordingly, these no-action letters do not support the Proponent's arguments that an investment adviser may substitute the investment agenda of an indirect shareholder for its own fiduciary judgment.

The Proponent Reply Letter nonetheless states:

> The Proposal should be read as requesting that the Board institute procedures for the Company itself to avoid holding certain investments and for its subsidiaries, *consistent with their fiduciary duties under federal law,* to avoid recommending those investments . . . Adopting these procedures and providing the related disclosures would permit potential investors to discern that the Board has taken a stand for genocide-free investing *to the extent permitted by law and its fiduciary duties*. (emphasis added).

In fact, the Proposal contains no such qualifications, and makes no mention whatsoever of the fiduciary duties of the FTI Advisers to their Clients. Even if it did so, however, it would still not eliminate the Proposal's inherent conflict of interest, because the additional qualifications would require the FTI Advisers to balance the best interests of their Clients with the Proponent's investment agenda. Rather than assessing investments based *solely* on the best interests of their Clients, the additional qualifications would require the FTI Advisers to *also* consider whether "avoiding" such investments might still be "consistent with" or "permitted by" their legal and fiduciary obligations to their Clients. As such, these additional qualifications would still require the Company to impose the Proponent's investment agenda on the otherwise independent fiduciary investment discretion of the FTI Advisers, forcing the FTI Advisers to take into consideration factors other than the best interests of their Clients – precisely what the Advisers Act forbids.

The FTI Advisers' fiduciary duty to their Clients therefore forms the basis for a number of justifications for exclusion of the Proposal, as argued in the Company Request Letter:

- The Board's imposition of the Proposal on the FTI Advisers and the FTI Advisers' adherence to the Proposal would create an unlawful conflict of interest under the Advisers Act, and is therefore excludable under Rule 14a-8(i)(2);
- Because of the unlawful conflict of interest created by the Proposal, the Board would be unable to lawfully impose the Proposal on the FTI Advisers, and implementation of the Proposal is therefore not within the power or authority of the Company under Rule 14a-8(i)(6); and
- Because the Proposal interferes with the FTI Advisers' day-to-day fiduciary investment discretion, the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

We request that the Staff consider these arguments in addition to, and not in lieu of, the arguments set forth in the Company Request Letter. For the reasons set forth above and in the Company Request Letter, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2014 Proxy Materials. Please do not hesitate to call me at (215) 564-8115 or email me at BLeto@stradley.com if you require additional information or wish to discuss this submission further. A copy of this letter has been emailed concurrently to the Proponent at

*** FISMA & OMB Memorandum M-07-16 ***

Thank you for your attention to this matter.

Sincerely,



Bruce G. Leto

cc: William L. Rosenfeld *** FISMA & OMB Memorandum M-07-16 ***
Craig S. Tyle (CTyle@frk.com)
Maria Gray (MGray@frk.com)

November 25, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

By email to shareholderproposals@sec.gov

Re: Franklin Resources, Inc.

Dear Sir or Madam:

I am writing as the proponent of a shareholder proposal (the "Proposal") that was made to Franklin Resources, Inc. (the "Company") and received by the Company on September 23, 2013. Unless the context otherwise requires, references to the Company in this letter also refer to its subsidiaries. Counsel to the Company submitted a letter to the Securities and Exchange Commission (the "Commission") dated November 4, 2013 (the "Request Letter") constituting a notice of its intent to omit the Proposal from the proxy materials for the Company's 2014 Annual Meeting of Stockholders and a request for a recommendation from the staff of the Division of Corporation Finance of the Commission (the "Staff") that the Staff not recommend to the Commission that any enforcement action be taken if the Company so excludes the Proposal.

The Request Letter presents five bases for exclusion of the Proposal under Rule 14a-8 under the Securities Exchange Act of 1934, as amended. This letter sets forth my response to each of the five bases for exclusion identified in the Request Letter and demonstrates that the Proposal should not be excluded because the Company has not met its burden under Rule 14a-8(g) to demonstrate that it is entitled to exclude the Proposal. For convenience of reference, I have used headings responding to those included in the Request Letter in the same order.

In reviewing this response, please put the Proposal in the following context. After I understood about the genocide being committed by the Government of Sudan in Darfur and that resources supporting the genocide were provided to the Government of Sudan by a limited number of publicly-held companies, I resolved not to invest in any of those companies. However, after much effort, I found that some of the mutual funds I held had invested in those companies and that as a result I had done so indirectly. My objective as an individual and an investor is to do what I can so that I and other investors do not inadvertently invest in companies that support genocide. The holdings and recommendations of companies in which I invest are fundamental to the nature of my investments and to whether I have ability to reflect my values in the investments I choose. These are not simple ordinary course business matters for me.

I. If implemented, the Proposal would not require the Company to take actions that the Company lacks the power or authority to do, and therefore may not be excluded under Rule 14a-8(i)(6).

The Company argues that the Company is merely a holding company, has no clients and does not invest client assets, and therefore lacks the power and authority to undertake the actions requested by the Proposal. This argument lacks merit for two reasons. First, the Proposal is directed to investments made by both the Company and the funds managed by its subsidiaries. Second, the argument ignores the legal and practical ability of a holding company to take actions that affect its subsidiaries and the Company's approach to integrated management of its business.

At its core, the Proposal is intended to permit shareholders to request the Company's Board of Directors (the "Board") take action relative to the "holding or recommending" of investments in companies that substantially contribute to genocide or crimes against humanity. The Company has the power and authority to affect the "holding or recommending" of investments if, as stated in the Proposal, the Company through its subsidiaries "exercises investment discretion over its own assets and, through investment management contracts, those of Franklin and Templeton mutual funds." As noted in the explanation accompanying the Proposal, individuals may inadvertently invest in companies that support genocide "through ownership of shares of Franklin Resources and its funds." The Proposal is not limited to investments indirectly managed by the Company. The Company clearly has the power and authority to take action with respect to its own investments.

The Company describes its business in its Annual Report on Form 10-K for the year ended September 30, 2013, as follows, "Franklin Resources, Inc. . . . is a holding company that, together with its various subsidiaries . . ., operates as Franklin Templeton Investments®." It goes on to state that "We provide investment management and related services to investors in jurisdictions worldwide" and "The investment funds that we manage have various investment objectives designed to meet the needs and goals of different investors." While stating that the Company is a holding company, the entire description implicitly recognizes the integrated nature of the operations of the Company and those of its subsidiaries. The Request Letter expressly recognizes on page 7 that the Company adopted the United Nations' Principles for

Responsible Investing (the "U.N. Principles"), which only makes sense if it applies to its subsidiaries.

The nature of a parent/subsidiary relationship is such that the parent ultimately controls its subsidiaries. There is nothing to suggest that the relationship between the Company and its subsidiaries is any different. Quite to the contrary, the Company's description of its business leads one to believe that the Company clearly has the power and authority to affect its subsidiaries through equity ownership, policies and support services, and can cause or influence those subsidiaries to take appropriate actions in response to the Proposal. Moreover, the Request Letter itself acknowledges the power of the Company to take actions as an integrated organization such as those requested by the Proposal; the Request Letter explicitly states that the "*Franklin Templeton Investments organization* considers human rights as part of the investment management process" (emphasis added).

In this context, the argument made by the Company that "it has no power to institute procedures regarding activities in which it does not engage" is unduly formalistic and does not ring true. To permit the Company to exclude the Proposal on the basis proposed would recognize a new basis for excluding a proposal under Rule 14a-8(i)(6). An issuer would merely need to be organized as a holding company that conducts business through its subsidiaries and argue that it does not engage directly in the business relevant to the proposal. That could not be the manner Rule 14a-8(i)(6) was intended to be applied.

The Proposal should not be excluded under Rule 14a-8(i)(6). The Company does have the power and authority to institute procedures that affect its subsidiaries, which do "exercise investment discretion over" the assets "of the Franklin and Templeton mutual funds," as stated in the supporting statement.

II. The Proposal does not deal with matters related to ordinary business operations, and therefore may not be excluded under Rule 14a-8(i)(7)

The Company argues that the Proposal deals with a matter of ordinary business. It bases this claim on two premises: that the Proposal requests "an inappropriate level of shareholder oversight and micro-management" and that the Proposal does not raise significant "social policy" issues. These arguments are without substance. Both arguments have been raised by issuers in earlier related no-action requests and have been rejected by the Staff.

A. The Proposal does not seek to subject fundamental management functions – the selection and ongoing assessment of portfolio investments – to an inappropriate level of shareholder oversight and micro-management.

The Proposal is not about the ordinary business of buying and selling securities. Rather, it is about the management responsibilities of financial institutions, such as the Company, and whether shareholders should be able to expect mainstream investment funds to be "genocide-free." The Company, through its actions, seems to demonstrate a belief that ethical concerns have no place in making investment decisions. Through the Proposal I seek to enable shareholders, by their votes, to indicate that the Company should take into account social concerns when the companies in which it invests are implicated in genocide, the most extreme human rights problem. The Company provides no other means or forum for shareholders to have their views heard and addressed.

The Company claims that the Proposal involves "intricate detail" or "methods for implementing complex policies." This is not the case. Instead, the Proposal seeks to instill an awareness of a significant social policy goal in connection with the Company's investment decisions. The Proposal requests "that the Board institute transparent procedures to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights." It does not specify the details of the procedures or their implementation on a day-to-day basis and leaves it to the Board and management's judgment to define the companies to be avoided and the procedures to be implemented. TIAA-CREF and T. Rowe Price, companies similar to the Company, have already implemented such investment policies. Although complexities related to the specific content of the procedures should be left to management's judgment as noted in the Proposal, the question of whether to institute such procedures is clearly not complex or beyond the capacity of shareholders to make an informed judgment.

The Company claims that the Proposal seeks to micro-manage the process "to the point of specifying a company with which to engage (i.e., PetroChina)." The Proposal makes clear that management is to determine which companies are to be covered by the policy. The background discussion of PetroChina is included as a glaring example of the problem that requires an investment policy to address. The resolved clause of the Proposal makes no mention of PetroChina and requests that transparent procedures be instituted to avoid investment in companies that "substantially contribute to genocide or crimes against humanity." Since the Proposal is limited to 500 words it is clearly not possible for the Proposal to discuss all problem companies. More significantly, the intent of the Proposal is not to prohibit the Company or its subsidiaries from holding or recommending investments in any specific company, but to encourage the Company to implement long term systemic procedures to avoid holding investments in companies that substantially contribute to genocide or crimes against humanity. Such an investment policy would apply to Sudan today and to future cases of genocide and crimes against humanity wherever they may occur. If the Company requires clarification that the reference to PetroChina was intended as example, I would be happy to clarify the message. For example, I would be happy to include additional examples, such as a reference to Petronas, a company recently accused of violating a United Nations arms embargo by providing fuel to military aircraft that attack civilians in Darfur.[1]

In 2008, Fidelity, when faced with a similar shareholder proposal, claimed that the proposal "touches on issues central to the day-to-day management of each Fund." More recently, in 2012, ING claimed that a similar proposal "would amount to the micro-management of essential business functions by shareholders." They also claimed that buying and selling securities is a part of the ordinary business of an investment advisor. The Staff rejected these concerns.

The Company cites the College Retirement Equities Fund No-Action letter dated May 6, 2011 (CREF 2011) as support for its position. The CREF 2011 No-Action position was based on a proposal that would have required CREF to take a position in opposition to that taken by the U.S. government on a controversial issue of enormous complexity, among other things. The proposal in CREF also requested engagement with and possible divestiture of specific companies. In contrast to the CREF 2011 proposal, the Proposal addresses an issue of broad international consensus and concern and leaves the method of implementation up to the Company.

The Company claims that the Proposal would require that the Company "engage with Portfolio Companies on specific issues." This claim is contradicted by the clear language of the Proposal which indicates that "procedures *may* include time-limited engagement" (emphasis added). This option for "engagement" is included in the Proposal to provide flexibility to companies that choose this method of addressing concerns. The language in the Proposal makes clear that this option, though available, is not required.

B. The Proposal raises significant "social policy" issues that would justify an exception from the ordinary business exclusion.

The Company acknowledges that management functions may not be excludable under Rule 14a-8(i)(7) if a proposal "would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

Shareholder proposals involve significant social policies if they involve issues that engender widespread debate, media attention, and legislative and regulatory initiatives.[2] This description

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[1] http://www.smallarmssurveysudan.org/fileadmin/docs/issue-briefs/HSBA-IB-20-Arms-flows-to-Darfur-2009-12.pdf

[2] See, e.g., Staff Legal Bulletin 14A (July 12, 2002) and The Coca-Cola Company (February 7, 2000)

perfectly characterizes the current debate over investments in Sudan, in particular, and more broadly over investments in companies whose actions support genocide.

Since 2005, there has been an active campaign to overcome the resistance of the investment community to respond to the genocide in Darfur. Many national organizations have been organized at least in part to address this issue. These include Fidelity Out of Sudan, Investors Against Genocide, Save Darfur Coalition, and the Sudan Divestment Task Force, among others.

Many millions of shareholders have been exposed to the issue and voted in favor of avoiding investments in companies that "substantially contribute to genocide or crimes against humanity." In the most recent votes at six Fidelity funds in 2013, support for genocide-free investing, ranged from 24.13% to 29.19%.[3] This is unusually strong support for a shareholder proposal on a human rights issue compared to the typical 10-12% support that other social issue proposals receive.[4] In 2012 when presented with a similar shareholder proposal on which management took a neutral position, ING shareholders overwhelmingly voted in favor of genocide-free investing with 59.8% for, 10.7% against, and 29.5% abstaining.[5] When this issue was considered by the Company's shareholders on March 13, 2013, the proposal received 8.7% in favor despite the unusually large (36%) insider holdings.[6]

The SEC has heard this same argument before in no-action requests from Fidelity in 2008, JPMorgan in 2011, and ING in 2012. I will therefore not restate all the details of the arguments that genocide-free investing is a significant social policy issue since the letters to the SEC in response to those no-action requests make a compelling case. However, I note again that 30 states and more than 60 colleges decided to divest from oil companies involved with Sudan, that both houses of Congress unanimously passed the Sudan Accountability and Divestment Act of 2007, and that there have been a myriad of press reports on Sudan divestment and genocide-free investing.

Since the most recent SEC no-action letters on this subject, the urgency of the issue has increased along with support for proposals to address it. The human rights crisis in Sudan continues to expand, even after the separation of South Sudan in July 2011. Hundreds of thousands are stranded in the mountains, suffering from near famine conditions and ongoing aerial and artillery bombardments by the Sudan Armed Forces and militias. The government of

[3] http://www.investorsagainstgenocide.org/about/resources/voting-results-for-genocide-free-investing-shareholder-proposals/

[4] The Conference Board/FactSet, 2012 as referenced in Shareholder Proposals: Trends from Recent Proxy Seasons (2007-2011) at http://papers.ssrn.com/sol3/papers.cfm?abstract_id=1998378

[5] http://socialfunds.com/news/article.cgi/3566.html

[6] http://finance.yahoo.com/q/mh?s=BEN+Major+Holders

Omar al-Bashir is following a pattern of systematic ethnic cleansing similar to the one it used earlier in Darfur and South Sudan. The same leaders indicted and wanted by the International Criminal Court for crimes in Darfur are still in power in Sudan and in positions that allow them to continue to perpetrate similar crimes in South Kordofan and Blue Nile. While the crisis in Sudan grows and the death toll mounts, major investment firms continue to invest, and often increase their holdings, in the worst offending companies that help Sudan's government fund the genocide.

The Staff has supported the assertion that genocide-free investing is a significant social policy issue in connection with the requests by Fidelity in 2008, JPMorgan in 2011, and ING in 2012. The only unique aspect of the current claim is tied to the assertion that the Proposal is solely targeted at PetroChina. As described earlier, this is an inaccurate reading of the plain text of the Proposal and of my intent. The Staff should again uphold the principle that significant social policies are appropriate content for shareholder proposals.

III. The Proposal has not been substantially implemented by the Company and therefore may not be excluded under Rule 14a-8(1)(10).

The Company claims that its subsidiaries already "take human rights issues into consideration as part of their overall investment management process, and consider these issues when relevant to making investment decisions." It therefore claims that it has already substantially implemented the Proposal. The Company states that its approach is to "consider" human rights, but it does not promise to act, or provide any evidence that it has acted, by implementing policies and procedures or otherwise, even in the most extreme cases of human rights abuses. In contrast, the Proposal specifies action consistent with the Board's fiduciary duties and disclosure to permit investors to avoid investments in companies that substantially contribute to genocide or crimes against humanity.

Although many financial institutions, including the Company, have policies calling for consideration of human rights issues, they continue to invest or recommend investments in one or more of the four foreign oil companies partnering with the government of Sudan and providing its primary source of revenue, thereby helping fund the government of Sudan's genocide. These four companies are PetroChina/CNPC (China), China Petroleum & Chemical Corporation/Sinopec (China), ONGC (India), and Petronas (Malaysia). These companies partner with the Government of Sudan and have long been generally recognized as providing the funds used by the government to perpetuate genocide.[7] Given these continuing investments and

[7] "PetroChina, CNPC and Sudan: Perpetuating Genocide," Sudan Divestment Task Force, April 15, 2007 - http://www.investorsagainstgenocide.org/iag/files/PetroChina_CNPC_Sudan.pdf

recommendations and the lack of any specific policy or procedure of the Company related to human rights or genocide, the Company has not demonstrated that it has substantially implemented the actions requested in the Proposal, or otherwise examined actions that it can take, consistent with its and its subsidiaries' fiduciary duties as investment advisers, to address the problem of investment in companies whose actions support genocide. It is clear that a more specific policy is needed.

The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."[8] The Company cites the fact that its subsidiaries "take human rights issues into consideration as part of their overall investment management process" and its adoption of the U.N. Principles as evidence that it has substantially implemented the policy called for by the Proposal. However, the Company offers no evidence that it has taken steps to implement any such policy or that any such policy has had any effect on its actions. Furthermore, the Proposal does not ask that the Company merely "consider" human rights, but requests that the Board institute procedures to "avoid holding or recommending" investments tied to "genocide or crimes against humanity, the most egregious violations of human rights." The Company's policy contains no such special provisions.

The Proposal further requests disclosure when "the company's duties as an advisor require holding these investments." Again, the Company's policy does not provide for this disclosure. As a result, shareholders may be unaware when they may be inadvertently investing in companies that substantially contribute to genocide or crimes against humanity.

Faced with one of the world's worst human rights crises in Sudan, the Company continues to recommend investments in companies generally recognized as the worst offenders in supporting the Government of Sudan, has not claimed or demonstrated any actions in response to this crisis, has no investment policy that specifically addresses companies tied to genocide or crimes against humanity and has no procedures providing for prominent disclosure so shareholders can know whether or not the Company supports genocide-free investing. While fiduciary duties owed to clients must be taken into account in recommending investments, the Proposal would request to the Board to take the principles of genocide-free investing into account in the exercise of its fiduciary duties. The Company's current policy is so general as to be meaningless. The Company has not, therefore, substantially implemented the Proposal.

IV. The Company and its Board do not lack legal power and authority, and would not violate federal law, in implementing the Proposal, which would not be in violation of the FTI

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[8] See Texaco Inc. (available March 28, 1991); Exchange Act Release No. 34-20091 (Aug. 16, 1983).

Advisors' legal and fiduciary duties to their Clients and the Proposal therefore may not be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

While stated as two separate reasons for exclusion, that of lack of power and authority and the violation of federal law, the Company's argument here depends solely on whether implementation of the Proposal would cause the Company to violate federal law, and I will respond to that issue only.

The essence of the Company's argument is that the Investment Advisers Act of 1940, as amended, imposes a fiduciary duty on its subsidiaries that serve as investment advisers to act in the best interests of their clients and that the shareholders of the respective funds should vote on issues relating to their investments rather than the stockholders of the investment advisers.

As to the fiduciary duties owed to clients, the Proposal does not require the Company to conform client investments to any procedures required by the Proposal. First, the Proposal is a request to the Board to institute procedures to avoid holding or recommending certain investments. The resolved clause of the Proposal does not, by its terms, request or require procedures that would prohibit holding or recommending such investments. The Proposal states the objective but not the details of what the procedures would contain in order for the Board to exercise judgment in the exercise of its fiduciary duties in implementing them. The Proposal anticipates that the Board would implement the procedures referred to in the Proposal by taking into account the fiduciary duties owed by its subsidiaries under federal law. In particular, the Proposal suggests that if the fiduciary duties of the Company or its subsidiaries require holding investments in companies whose actions support genocide, that the Company should at least provide prominent disclosure to allow investors to avoid inadvertently investing in such companies. I would be happy to clarify the Proposal if the recognition of those fiduciary duties in any Board adopted procedures is not sufficiently clear.

The Proposal should be read as requesting that the Board institute procedures for the Company itself to avoid holding certain investments and for its subsidiaries, consistent with their fiduciary duties under federal law, to avoid recommending those investments and in all cases to provide prominent disclosure if any of those investments are held by the Company or recommended to clients by its subsidiaries. Adopting these procedures and providing the related disclosures would permit potential investors to discern that the Board has taken a stand for genocide-free investing to the extent permitted by law and its fiduciary duties.

The Company recognized on page 7 of the Request Letter that its subsidiaries, as well as the integrated "Franklin Templeton Investments organization" each "take human rights into consideration as part of their overall investment management process," and the Request Letter does not suggest that the foregoing actions violate federal law. Moreover, nothing in the

Company's Request Letter suggests that the Company's commitment to follow the U.N. Principles in any way causes the Company or its subsidiaries to violate any fiduciary duties, notwithstanding the fact that the U.N. Principles call for incorporating environmental, social and governance issues into "investment analysis and decision-making processes." The Proposal merely requests greater specificity and actual steps towards implementation of actions that the Request Letter implicitly acknowledges as being consistent with the Company's and its subsidiaries' fiduciary duties. The Proposal calls for this specificity and implementation through an emphasis on genocide-free investing and full disclosure of any inconsistent investments, thereby permitting prospective investors to avoid inadvertent investment in companies whose actions support genocide.

As to who should vote on issues related to client investments, the Company has already acknowledged the appropriateness of its adopting the U.N. Principles and as stated above that its subsidiaries already take human rights issues into consideration. I submit that the process by which investments are made by an investment adviser is not mechanical, as the Company would apparently have us believe. Many factors go into making an investment choice and many alternatives to any one investment are available. In the exercise of their fiduciary duties the investor adviser subsidiaries must be able to and hopefully will take into account fundamental moral issues in deciding the investments they recommend. That is not taking the decision out of the hands of the rightful owners of the investments, since any recommendations should be made by the Company and its subsidiaries in a manner consistent with applicable agreements and their fiduciary duties.

Since the Proposal would not cause the Company to violate law, it may not be excluded under Rule 14a-8(i)(2) or Rule 14a-8(i)(6).

V. The Proposal and the Supporting Statement do not contain false and misleading statements, and therefore may not be excluded under Rule 14a-8(i)(3) and Rule 14a-9.

The Company claims that there are false and misleading statements in the Proposal. It cites three specific statements, each of which occur in the introductory section of the Proposal which explicitly states that these statements are the belief of the proponent. Each of these statements are reasonable beliefs as explained below:

- "Franklin Resources, Inc. exercises investment discretion over its own assets and, through investment management contracts, those of Franklin and Templeton Mutual Funds" -- in some hypertechnical sense, the Company does not directly exercise investment discretion over the assets of the Franklin and Templeton Mutual Funds. In a broader sense, however, it clearly does. As discussed in Section I of this response, the Company does control its subsidiaries and operates their combined businesses as an integrated whole. It does exercise investment discretion indirectly through management decisions and actions it takes as a controlling stockholder of its subsidiaries. This statement is not false and misleading.

- "[t]he example of PetroChina shows that current policies do not adequately support genocide-free investing" – the Proposal is limited to 500 words and cannot provide the detailed evidence that the Company suggests might be required for it to be correct. In the past the proponent of a similar proposal produced a detailed whitepaper with an explanation of the facts including extensive references to third party research to support these claims.[9] An updated whitepaper will be produced to support the Proposal. As the Company notes, the Proposal makes clear that the Company is not acting illegally. This statement does not impugn the character of the Company and is not false and misleading.
- "Individuals, through ownership of shares of Franklin Resources and its funds, may inadvertently invest in companies that help support genocide ..." – this statement points out that individual investors must rely on the Company to keep from investing in problem companies. Individuals, unlike large investment companies, do not have the resources or time to identify all the companies that help support genocide. Even if they know the companies to avoid, as evidenced, for example, by specific U.S. sanctions such as those noted in the Proposal, they cannot determine whether their funds currently hold shares of offending companies since reporting is on a quarterly basis at best. Therefore, investors that care about this issue need a strong assurance from the Company, in the form of procedures requested by this Proposal and related disclosures, that to the extent practicable they do not inadvertently invest or recommend investments in companies that help support genocide. This statement is not a false and misleading.

The purpose and intent of the statements cited by the Company will be clearly understandable by the Company's stockholders in the manner in which they are intended and are not false and misleading. As such, the Proposal should not be excluded under Rule 14a-(i)(3) or Rule 14a-9.

Summary

I would be happy to meet with the Company's representatives and to address any concerns of the Company or to make any changes to the Proposal deemed appropriate by the Commission.

The Proposal addresses an important social issue of concern to shareholders. Numerous other companies have successfully considered it and some have taken action to become genocide-free. The shareholders of Franklin Resource, Inc. deserve to be heard on this issue. If the

[9] http://www.investorsagainstgenocide.org/iag/files/2013-White-Paper-for-JPM-BEN-proxy.pdf

Company disagrees with the proposed policy they should support their position freely and openly in the Company's proxy materials. The Staff should not allow them to suppress this important dialog. Please reject their request for your support in excluding the Proposal.

Thank you for your consideration.

Sincerely,



William L. Rosenfeld
Proponent

Law Offices

Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
215.564.8000

November 4, 2013

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Franklin Resources, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

We serve as counsel to Franklin Resources, Inc., a Delaware corporation (the "*Company*"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), we hereby notify the U.S. Securities and Exchange Commission (the "*Commission*") of the Company's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for the Company's 2014 Annual Meeting of Shareholders (the "*2014 Proxy Materials*"). "*Proposal*" refers to the proposal submitted by William L. Rosenfeld (the "*Proponent*"), which reads as follows:

> Shareholders request that the Board institute transparent procedures to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problems of companies if management believes that their behavior can be changed. In the rare case that the company's duties as advisor require holding these investments, the procedures should provide for prominent disclosure to help shareholders avoid unintentionally holding such investments.

The Company asks that the staff of the Division of Corporate Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2014 Proxy Materials for the reasons set forth below.

The Company received the Proposal from the Proponent on September 23, 2013. A copy of the Proposal and the supporting statement (the "*Supporting Statement*") is attached to this letter as

Exhibit A.

A copy of this letter is being sent on this date to the Proponent, informing it of the Company's intention to omit the Proposal from its 2014 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2014 Proxy Materials with the Commission.

BACKGROUND

The Company is a holding company for a global investment management organization known as Franklin Templeton Investments. It has an extensive global presence, including offices in 35 countries and clients in more than 150. Its common stock is listed on the New York Stock Exchange under the ticker symbol BEN and is included in the Standard & Poor's 500® Index. Its business is conducted through its subsidiaries, including investment advisers (the "*FTI Advisers*") that are registered with the Commission under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*"). The Company itself is not a registered investment adviser, but rather a corporate holding company. As such, it does not manage assets for Clients – those functions are all undertaken by the FTI Advisers.

As global investment managers, the FTI Advisers are responsible for managing Clients' assets in light of potential risks and opportunities in the market and in light of the investment objectives, policies and restrictions specified by the Clients. A fundamental part of an investment adviser's role involves decisions on the purchase, retention and sale of securities of companies ("*Portfolio Companies*") held in client accounts. "*Clients*" refers to those investors or funds (including investment companies ("*Funds*") registered under the Investment Company Act of 1940, as amended (the "*1940 Act*")) to whom the FTI Advisers provide investment management services. The Funds are independent companies whose affairs are managed by a board of directors/trustees, a majority of whom are not affiliated with the Company or the FTI Advisers, and who have retained the FTI Advisers to provide investment management services pursuant to advisory contracts.

REASONS FOR EXCLUSION

The Proposal may be omitted from the 2014 Proxy Materials because:

(I) if implemented, the Proposal would require the Company to take actions that the Company lacks the power or authority to do, and therefore may be excluded under Rule 14a-8(i)(6);

(II) the Proposal deals with matters relating to the FTI Advisers' ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7);

(III) the Proposal has been substantially implemented by the Company, and the Proposal therefore may be excluded under Rule 14a-8(i)(10);

(IV) the Company and its Board of Directors (the *"Board"*) lack legal power and authority, and would violate federal law, in implementing the Proposal in violation of the FTI Advisers' legal and fiduciary duties to their Clients, and the Proposal therefore may be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6); and

(V) the Proposal contains false and misleading statements, and therefore may be excluded under Rule 14a-8(i)(3) and Rule 14a-9.

Each of these bases for exclusion is described in greater detail below.

I. If implemented, the Proposal would require the Company to take actions that the Company lacks the power or authority to do, and therefore may be excluded under Rule 14a-8(i)(6).

The Company may exclude the Proposal under Rule 14a-8(i)(6) because the Company does not invest Client assets, and therefore lacks the power and authority to undertake the actions requested in the Proposal.

The Proposal is directed to "Franklin Resources, Inc." The Company is not an investment adviser, however, so it has no Clients and does not manage or invest any Client assets.[1] The public filings of the Company, the FTI Advisers and the Funds all make clear that the Company is merely a holding company. For example, under Item 1 of the Company's 2012 Form 10-K, the Company clearly states: "Our business is conducted through our subsidiaries, including those registered with the United States Securities and Exchange Commission (the "SEC") as investment advisers under the Investment Advisers Act of 1940, as amended (the "Advisers Act") . . ." Accordingly, even if the Company were to adopt the procedures advocated by the Proposal, they would have no effect because the Company does not make or manage any Client investments. The Company and its Board therefore lack the power to institute the procedures advocated by the Proponent.

The Proponent bears the burden of submitting a proposal that is executable by the Company and its Board. While it is true under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal," it is equally true that under Rule 14a-8(a), a shareholder proponent is required to "state as clearly as possible the course of action that you believe the company should follow." If the requirement in Rule 14a-8(a) is to have any meaning, it should permit the Company to exclude the Proposal under Rule 14a-8(i)(6), as it has no power to institute procedures regarding activities in which it does not engage.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(6) because the Company does not invest Client assets.

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[1] In Section V below, we further argue that this discrepancy constitutes a false and misleading statement, and that as a result the Proposal can be excluded.

II. The Proposal deals with matters relating to the FTI Adviser's ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7).[2]

Rule 14a-8(i)(7) permits a registrant to omit a proposal from its proxy materials if the proposal deals with a matter relating to the registrant's ordinary business operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release 34-40018* (May 21, 1998) (the "*1998 Release*").

The *1998 Release* stated that the determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. The *1998 Release* describes two central considerations underlying the ordinary business exclusion. The first consideration is whether the subject matter of a proposal relates to certain tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is whether a proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A. The Proposal impermissibly seeks to subject fundamental management functions – the selection and ongoing assessment of portfolio investments – to an inappropriate level of shareholder oversight and micro-management.

One of the primary underlying policies of the ordinary business exclusion, as described in the *1998 Release*, is to vest management with sole authority to address matters that are so complex that shareholders would not be in a position to make an informed judgment. In the *1998 Release*, the Commission indicated that the micro-management consideration may be implicated where the proposal involves "intricate detail" or "methods for implementing complex policies," recognizing that factors such as the circumstances of the registrant should also be taken into account.

As the Staff has recognized in numerous Rule 14a-8 no-action letters, "the ordinary business operations of an investment company include buying and selling portfolio securities." *See College Retirement Equities Fund* (May 6, 2011) ("*CREF 2011*") (permitting exclusion of a social policy proposal where an investment company argued that investing assets in accordance with its investment objectives was a core management function). So too, buying and selling portfolio securities is part of the ordinary business operations of an investment adviser. The Proposal may therefore be omitted from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because it seeks to micro-manage the ordinary business operations by which the FTI Advisers determine whether to purchase, retain or sell their Clients' assets. Omitting the Proposal thus

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2 As discussed in Section I, the Proposal is directed to the Company, which does not manage investments for Clients. For the sake of argument, Sections II and III assume that the Proposal pertains to the FTI Advisers. Sections IV and V further address why this discrepancy should also be a basis for exclusion.

fits squarely within the purpose of the exclusion for "management functions."

The proposal seeks to affect how and when the FTI Advisers purchase and sell securities of Portfolio Companies. These matters are fundamental to the FTI Advisers' day-to-day management of their Clients' accounts. The Proposal thus amounts to the micro-management of essential business functions by stockholders of the Company, which is exactly what the ordinary business or "management functions" exclusion under Rule 14a-8 is designed to prevent. *See State Street Corp.* (Feb. 24, 2009) (Staff permitted exclusion of proposal based in part on the parent company's argument that the shareholder proposal sought to micro-manage the subsidiary adviser's proxy voting policies); *Bank of America Corp.* (Feb. 27, 2008) (Staff permitted exclusion under the ordinary business exception of a proposal that would have permitted stockholders to police Bank of America's credit policies, credit decisions and other matters that are fundamental to its day-to-day business of providing financial services). The argument for excluding the Proposal is particularly strong in this case, since the Supporting Statement names a specific issuer – PetroChina.[3] The Staff has previously granted similar no-action assurance in connection with proposals relating to investments in a specific Portfolio Company under the ordinary business operations exclusion. *See CREF 2011*.

If implemented, the Proposal would require that the FTI Advisers engage with Portfolio Companies on specific issues. Implementation would similarly require the FTI Advisers to divest from Portfolio Companies after a limited period of time if they believe they are unable to influence the Portfolio Company's behavior. Thus, not only does the Proposal seek to interfere with the FTI Advisers' buying and selling of portfolio securities, the Proposal also seeks to micro-manage the FTI Advisers' communications with Portfolio Companies, which is also an integral part of the FTI Advisers' investment activities. The Proposal further seeks to micro-manage this process by defining the subject matter and goals of the FTI Advisers' discussions, to the point of specifying a company with which to engage (*i.e.*, PetroChina) and requiring a deadline beyond which FTI Advisers should consider divestment. As a group, the Company's stockholders lack sufficient information about Portfolio Companies or other related issues to make these decisions on behalf of the FTI Advisers, and allowing this Proposal to proceed could subject these specific business judgments to decision-making by referendum in the future.

Because the Proposal seeks to subject fundamental management functions of the FTI Advisers to an inappropriate level of oversight and micro-management by the Company's stockholders, the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(7).

B. The Proposal does not raise significant "social policy" issues that would justify an exception from the ordinary business exclusion.

We recognize the Commission's view that a shareholder proposal relating to certain types of management functions may not be excludable under Rule 14a-8(i)(7) if the proposal "would

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[3] We note that the website for Investors Against Genocide, of which we understand the Proponent is a co-founder and Director of Strategic Initiatives, states "we advocate for investment firms to avoid or divest holdings of the four foreign oil companies that are the largest business partners with the government of Sudan," one of which is labeled as "PetroChina/CNPC". *See* http://www.investorsagainstgenocide.org/about/about-us/.

transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See Staff Legal Bulletin No. 14E* (Oct. 27, 2009). Notwithstanding previous Staff positions on Sudan-related proposals, that is simply not the case here. As is evident from the Supporting Statement, the substance of the Proposal is in fact only directed at investments in a single company – PetroChina – and as such does not "transcend day-to-day business matters," but rather goes to the very core of the FTI Advisers' management function, which is investing Client assets in securities of Portfolio Companies in accordance with the investment objectives of their accounts. Not every social policy issue takes management functions out of the ordinary business exclusion. *See CREF 2011* at n. 13.

As the Supporting Statement makes clear, the real focus of the Proposal is the FTI Advisers' investment of Client accounts in PetroChina.[4] Indeed, it would appear from the Supporting Statement that the Proponent's only reason for submitting the Proposal is because of the FTI Advisers' Clients' holdings in PetroChina.[5] Accordingly, the Proposal is not so much about stopping genocide in Sudan – no reasonable person supports those atrocities – as it is about the efficacy of investing in a specific Portfolio Company. Far from transcending day-to-day business matters and raising policy issues significant enough for a shareholder vote, the Proposal in fact merely goes to an investment in a particular Portfolio Company and to the FTI Advisers' fiduciary duty to their Clients in selecting Portfolio Companies, which is wholly within their fundamental day-to-day management functions. *See, e.g., CREF 2011; State Street.*

Because the Proposal does not raise significant "social policy" issues that would justify an exception from the ordinary business exclusion, it may be excluded under Rule 14a-8(i)(7).

III. The Proposal has been substantially implemented by the Company and therefore may be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a registrant to exclude a shareholder proposal if it has been substantially implemented. The Commission has stated that a proposal may be omitted under this Rule if the essential elements of the proposal have been substantially implemented, although they need not be "fully effected" or implemented precisely as presented. *1983 Release*; *See also, Talbots, Inc.* (April 5, 2002) (Staff permitted exclusion of a proposal where company had already adopted labor standards advocated by the proponent). A company is not required to implement a proposal word-for-word in order to be excluded as substantially implemented; rather, the standard is whether a company has particular policies, practices and procedures in place relating to the subject matter of the proposal. *Id.* Moreover, the Staff has permitted exclusion of a proposal where a company has implemented the essential objective of a proposal even in cases where the company's actions do not fully comply with the specific dictates of the proposal. *College Retirement Equities Fund* (May 10, 2013) ("*CREF 2013*") at n. 18.

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[4] It is not at all clear from the Supporting Statement, however, that investments in PetroChina would in fact be subject to the procedures advocated by the Proposal. In Section V below, we argue that these statements in the Supporting Statement are false and misleading, and therefore form a separate basis for exclusion.

[5] For example, the website for Investors Against Genocide maintains a website page on the "Franklin Templeton Campaign" in which PetroChina is the only Portfolio Company specifically mentioned. *See* http://www.investorsagainstgenocide.org/campaigns/franklin-templeton/

The Company stated its view in its 2013 Proxy Statement (the "*2013 Proxy Materials*") that "fostering economic and business development through investment can often help in achieving reforms." It further stated:

> The Franklin Templeton Investments organization considers human rights as part of the investment management process. We recognize that human rights, environmental, social and governance issues have the potential to affect the performance of an investment and, therefore, believe that consideration of these issues should be incorporated into mainstream investment analysis and decision-making processes. We believe that our investment approach, which considers these issues on an investment-by-investment basis and as part of the overall investment management process, is preferable to the approach recommended by this stockholder proposal.

Similarly, the Company has adopted the United Nations' Principles for Responsible Investing ("*PRI*") as described in a public statement issued on April 5, 2013, in which it recognizes that environmental, social and corporate governance ("*ESG*") issues can affect the performance of investment portfolios. Significantly, the Company committed to follow the PRI "where consistent with our fiduciary responsibilities," as required by law and as permitted by the PRI.

The FTI Advisers thus already take human rights issues into consideration as part of their overall investment management process, and consider these issues when relevant to making investment decisions, including decisions on whether to buy, retain or sell securities of Portfolio Companies on behalf of their Clients. The investment policies of the FTI Advisers thus already address the subject matter of the Proposal. That the Proponent is not satisfied with the actual results of the FTI Advisers' incorporation of human rights issues into their investment process has no bearing on the fact that the FTI Advisers already consider the very same factors urged by the Proponent in making investments on behalf of Clients. *See CREF 2013.*

Based on the foregoing, the Proposal may be excluded under Section 14a-8(i)(10) because it has been substantially implemented by the Company.

IV. The Company and its Board lack legal power and authority, and would violate federal law, in implementing the Proposal in violation of the FTI Advisers' legal and fiduciary duties to their Clients, and the Proposal therefore may be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

Rule 14a-8(i)(2) permits a registrant to omit a proposal from its proxy materials if implementation of the proposal would cause the registrant to violate federal law. A proposal may also be excluded under Rule 14a-8(i)(6) if the company would lack the power or authority to implement the proposal. Because the Proposal would cause the FTI Advisers to violate federal law, the Company does not have the legal power or authority to impose the requirements of the Proposal on the FTI Advisers, and the FTI Advisers do not have the legal power or authority to violate federal law even if directed to do so by the Company. As such, the Proposal may be excluded under Rule 14a-8(i)(2) for violation of law as well as Rule 14a-8(i)(6) for lack of power or authority.

Section 206 of the Advisers Act imposes a fiduciary duty on investment advisers to act in the best interests of their clients. *See SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 191 (1963) ("*Capital Gains*") (Section 206 of the Advisers Act imposes a fiduciary duty on investment advisers to act in the best interests of their clients). The Proposal effectively contemplates that the Board should impose the "transparent procedures" required by the Proposal on the FTI Advisers, and thus requires the FTI Advisers to conform their investments in Portfolio Companies on behalf of their Clients' accounts in accordance with these procedures. In so doing, the Board would effectively require the FTI Advisers to unlawfully divest or invest in Portfolio Companies based on criteria other than the sole best interests of their Clients, in violation of the FTI Advisers' fiduciary duty to their Clients.

The Board recognized the conflict of interest created by the Proposal in the 2013 Proxy Materials:

> [The Company's] subsidiaries that advise mutual funds have responsibilities to the fund shareholders to make investment decisions that are consistent with the investment guidelines contained in a fund's prospectus. In keeping with these obligations, our investment advisors consider all material factors in assessing the merits of an investment and seek to achieve the best investment results for the funds they advise, consistent with stated investment goals and policies.
>
> * * *
>
> [We] do not believe that adding additional procedures limiting otherwise lawful investments and our investment advisors' ability to select the best investments for their investors would be in the best interests of our stockholders or the shareholders in the funds our subsidiaries advise.

There is also a critical difference between the current facts and those that arose in *CREF 2011* and *CREF 2013*. Those no-action letters involved proposals that were to be voted on by the shareholders of an investment company, allowing those shareholders to vote on issues related to their own investments. Here, by contrast, the Proponent seeks to take this decision out of the hands of the rightful owners of the investments and place it instead in the hands of the stockholders of the Company, who have no ownership interest whatsoever in the securities to be voted.

Moreover, the investment objectives and policies of the Funds are implemented by the FTI Advisers subject to Fund board supervision. The disclosure in the statement of additional information of an open-end Fund's registration statement typically states that "[t]he board is responsible for the overall management of the Trust, including general supervision and review of the Fund's investment activities." If implemented, the FTI Advisers would be conflicted between adhering to the investment objectives and policies of the Funds they manage (and the investment guidelines of non-Fund Clients), and the competing requirements of the Proposal. If these conflicts are not resolved in favor of the Clients' (including the Funds') investment policies, the FTI Advisers may violate their fiduciary duties to the Clients, and thus violate Section 206 of the Advisers Act.

Because the Board and the Company lack the legal power or authority to cause the FTI Advisers to violate applicable law by overriding the FTI Advisers' fiduciary duty to their Clients, the Proposal may be excluded under Rule 14a-8(i)(6).

V. The Proposal and the Supporting Statement contain false and misleading statements, and therefore may be excluded under Rule 14a-8(i)(3) and Rule 14a-9.

The Proposal and the Supporting Statement may be excluded under Rule 14a-8(i)(3) because they contain several false and misleading statements as defined in Rule 14a-9. Specifically:

- The Supporting Statement falsely claims that "Franklin Resources, Inc. exercises investment discretion over its own assets and, through investment management contracts, those of Franklin and Templeton Mutual Funds." This statement is not correct. The Company is not an investment adviser and exercises no investment discretion over the assets of the Funds. It is not a party to, and has no contractual rights under, the investment management contracts.

- The Supporting Statement falsely claims that "[t]he example of PetroChina shows that, current policies do not adequately support genocide-free investing," and cites to several factors related to PetroChina. This statement is false and misleading. While it may be true that affiliates of PetroChina may invest in Sudan, the Proponent offers no evidence that PetroChina or any other Portfolio Companies "substantially contribute to genocide or crimes against humanity." Indeed, the Supporting Statement concedes that investments in PetroChina are legal and not subject to prohibitions under U.S. law of investing in companies that are owned or controlled by the government of Sudan. By falsely implying that the FTI Advisers pursue investments in such companies, the Supporting Statement clearly seeks to "directly or indirectly [impugn] character, integrity or personal reputation, or directly or indirectly [make] charges concerning improper, illegal or immoral conduct or associations, without factual foundation," in violation of Rule 14a-9.

- The Supporting Statement falsely claims that:

  Individuals, through ownership of shares of Franklin Resources and its funds, may inadvertently invest in companies that help support genocide. With no policy to prevent these investments, Franklin Resources may at any time add or increase holdings in problem companies.

The only specific company that the Supporting Statement points to is PetroChina. Again, while affiliates of PetroChina may invest in companies that do business in Sudan, the Proponent offers no evidence that PetroChina or any other Portfolio Companies "help support genocide," and the implication that the FTI Advisers or the Funds engage in such investments is without factual foundation and clearly intended to impugn the character of the Company, the FTI Advisers and the Funds.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(3) as containing false and misleading statements in violation of Rule 14a-9.

CONCLUSION

Any Client may direct its FTI Adviser to invest in Portfolio Companies in accordance with any criteria it chooses, including to exclude investments in PetroChina. In the absence of specific direction from their Clients, however, the FTI Advisers are required to invest the assets of the Funds and other Clients in accordance with their good faith assessment of the best interests of their Clients. As a matter of law, they may not take into account the conflicting interests, however well intentioned, of the Company, the Board, or the Proponent. The Proposal squarely violates this fundamental principle of fiduciary duty on which the Advisers Act is based.

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2014 Proxy Materials. Please do not hesitate to call me at (215) 564-8115 or email me at BLeto@stradley.com if you require additional information or wish to discuss this submission further. Copies of correspondence may be emailed to the proponent at
*** FISMA & OMB Memorandum M-07-16 ***

Thank you for your attention to this matter.

Sincerely,



Bruce G. Leto

Attachment: Exhibit A

cc: William L. Rosenfeld*** FISMA & OMB Memorandum M-07-16 ***
Maria Gray (MGray@frk.com)
Craig S. Tyle (ctyle@frk.com)

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

September 18, 2013

Maria Gray, Secretary
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906.

Dear Secretary:

I am writing to submit the attached shareholder proposal for inclusion in Franklin Resources' next proxy statement and for presentation at the next shareholder meeting. I hope that once this issue is on the ballot you will take a favorable, or at least neutral, stance with regard to the proposal.

I hold 300 shares of Franklin Resources, Inc. (BEN) in my E*TRADE trust account. I have held these shares continuously for over one year. I am attaching a copy of a letter from E*TRADE confirming my continuous ownership of shares with a market value in excess of $2,000 since August 17, 2011. I intend to continue to hold the securities through the date of the next meeting of shareholders.

Please confirm receipt of this letter. If for any reason you choose to exclude this proposal from your proxy please notify me by email *** FISMA & OMB Memorandum M-07-16 *** , fax *** FISMA & OMB Memorandum M-07-16 *** or at the above address.

Thank you for your consideration.

Sincerely,



William L. Rosenfeld

Genocide-free Investing Proposal

WHEREAS

We believe that:

1. Investors do not want their investments to help fund genocide.
   a) While reasonable people may disagree about socially responsible investing, few want their investments to help fund genocide.
   b) KRC Research's 2010 study showed 88% of respondents want their mutual funds to be genocide-free.
   c) Millions of investors have voted for genocide-free investing proposals similar to this one, submitted by supporters of Investors Against Genocide, despite active management opposition.
   d) In 2012, a genocide-free investing proposal passed decisively, 59.8% to 10.7% with 29.5% abstaining.
2. Franklin Resources, Inc. exercises investment discretion over its own assets and, through investment management contracts, those of Franklin and Templeton mutual funds.
3. The example of PetroChina shows that, current policies do not adequately support genocide-free investing because Franklin Resources and the funds it manages:
   a) Are large shareholders of PetroChina, reporting beneficial ownership of 1,470,026,753 shares (7% of the class outstanding) as of December 31, 2012. PetroChina, through its controlling shareholder, China National Petroleum Company, is Sudan's largest business partner, thereby helping fund ongoing government-sponsored genocide and crimes against humanity.
   b) Claim to consider "social and political issues in their risk assessment of individual fund holdings," but maintained large holdings of PetroChina long after being made aware of PetroChina's connection to genocide, an inherent risk factor.
   c) Excused holding PetroChina by saying "engagement is better than departure" while providing no evidence of effective engagement.
   d) Made investments in PetroChina that, while legal, are inconsistent with U.S. sanctions explicitly prohibiting transactions relating to Sudan's petroleum industry.
4. Individuals, through ownership of shares of Franklin Resources and its funds, may inadvertently invest in companies that help support genocide. With no policy to prevent these investments, Franklin Resources may at any time add or increase holdings in problem companies.
5. No sound reasons prevent having a genocide-free investing policy because:
   a) Ample alternative investments exist.
   b) Avoiding problem companies need not have a significant effect on investment performance, as shown in Gary Brinson's classic asset allocation study.
   c) Appropriate disclosure can address any legal concerns regarding the exclusion of problem companies.
   d) Management can easily obtain independent assessments to identify companies connected to genocide.
   e) Other large financial firms such as T. Rowe Price and TIAA-CREF have avoided investments connected to genocide by divesting problem companies such as PetroChina.
   f) Investor action can influence foreign governments, as in South Africa. Similar action on Talisman Energy helped end the conflict in South Sudan.

RESOLVED

Shareholders request that the Board institute transparent procedures to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed. In the rare case that the company's duties as an advisor require holding these investments, the procedures should provide for prominent disclosure to help shareholders avoid unintentionally holding such investments.

E*TRADE FINANCIAL

E*TRADE Clearing LLC
Harborside Financial Center
501 Plaza II
Jersey City, NJ 07311
Attn: Payment Services

www.etrade.com
Member FINRA/SIPC

09/17/2013

William L. Rosenfeld

*** FISMA & OMB Memorandum M-07-16 ***

Dear William L. Rosenfeld,

As record holder and in conjunction with a shareholder proposal, this is to confirm that William L. Rosenfeld, residing at *** FISMA & OMB Memorandum M-07-16 *** has held 100 shares of Franklin Resources, Inc. (Ticker: BEN) in his E*TRADE Securities LLC Trust account *** FISMA & OMB Memorandum M-07-16 *** since 08/17/2011 when he purchased the initial 100 shares. Another 200 shares was credited to his account on the 07/25/2013 Pay Date for a 3 for 1 Stock Split payable at this time. The value of these shares has remained in excess of $2000.00 for the entire period from 08/17/2011.

As of September 17, 2013 and since at least August 17, 2011, William L Rosenfeld, has held 100 shares of Franklin Resources, Inc. (Ticker: BEN). As of July 25, 2013, after the above mentioned stock split William L Rosenfeld, has held a total of 300 shares of Franklin Resources, Inc. (Ticker: BEN).

Please note: The current balance represented is a true representation based on our records. The value of any security held in this account is subject to change depending upon market conditions and activities.

Thank you for investing with E*TRADE Securities, LLC. We appreciate your business and look forward to serving you in the future. If you have any questions or if you need further assistance, please call me or any Platinum Team Member at (800)503-9260, Monday through Friday, from 8:00 a.m. to 6:00 p.m. ET.

Sincerely,



Brent Rhoades
678-319-7779
Participant 0385